Exhibit 99.1

BRAGG GAMING GROUP INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (“Shareholders”) of Bragg Gaming Group Inc. (the “Corporation”) will be held at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9 at 10:00 a.m. (Toronto time), on June 17, 2025 for the following purposes, the particulars of which are set forth in the management information circular of the Corporation dated May 12, 2025 (the “Circular”):

1.	to receive the audited annual financial statements of the Corporation for the year ended December 31, 2024, together with the report of the auditor thereon;

2.	to elect the directors of the Corporation to hold office until the close of the next annual meeting of the Shareholders of the Corporation or until their successors shall be appointed or elected;

3.	to re-appoint auditors and to authorize the directors to fix the auditors’ remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A copy of the audited annual financial statements of the Corporation for the year ended December 31, 2024, together with the report of the auditor thereon, also accompany this notice of the Meeting. The directors of the Corporation have fixed the close of business on May 6, 2025 as the record date (the “Record Date”) for the determination of Shareholders of the Corporation entitled to receive notice of, and to vote at, the Meeting. Only Shareholders whose names have been entered in the Corporation’s register of Shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting.

Registered Shareholders may attend the Meeting in person or may be represented by proxy. If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Investor Services Inc., the transfer agent of the Corporation. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Investor Services: (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to 1-866-249-7775 (within Canada & the United States) and 416-263-9524 (internationally); or (iv) by telephone at 1-866-732-8683 (within Canada & the United States) and 312-588-4290 (internationally). You may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Toronto time) on the second to last business day preceding the day of the Meeting or any adjournment thereof. If you are unable to attend the Meeting, we encourage you to complete the enclosed form of proxy as soon as possible. If a Shareholder received more than one form of proxy because such Shareholder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned. The chair of the Meeting shall have the discretion to waive or extend the proxy deadline without notice.

If you are not a registered Shareholder and receive materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary. For information with respect to Shareholders who own their Common Shares through an intermediary, see “General Proxy Information – Non-Registered Shareholders” in the Circular.

The Circular, this Notice, a form of proxy, the audited annual financial statements of the Corporation for the year ended December 31, 2024, together with the report of the auditor thereon and the management discussion and analysis related to such financial statements are available on the Corporation’s SEDAR+ profile at www.sedarplus.ca.

DATED at Toronto, Ontario as of the 12th day of May, 2025.

By Order of the Board of Directors

(signed) “Holly Gagnon”
Holly Gagnon
Chair of the Board of Directors

BRAGG GAMING GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

May 12, 2025

BRAGG GAMING GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

May 12, 2025

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management and the directors of Bragg Gaming Group Inc. (the “Corporation” or “Bragg”) for use at the annual meeting (the “Meeting”) of the shareholders of the Corporation (“Shareholders”) to be held at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9 at 10:00 a.m. (Toronto time), on June 17, 2025 and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”). The solicitation of proxies will be made primarily by mail, and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Corporation. Directors, officers and employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation (“Common Shares”) in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representation other than those contained herein and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

A registered Shareholder of the Corporation may vote in person at the Meeting or may appoint another person to represent such Shareholder as proxy and to vote the Common Shares of such Shareholder at the Meeting. Only registered Shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to Shareholders who own their Common Shares beneficially through an intermediary, see “Non-Registered Shareholders” below.

Appointment and Revocation of Proxies

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of the Corporation. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting, other than the persons designated in the enclosed form of proxy, by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is signed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Investor Services Inc.: (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to 1-866-249-7775 (within Canada & the United States) and 416-263-9524 (internationally); or (iv) by telephone at 1-866-732-8683 (within Canada & the United States) and 312-588-4290 (internationally), by no later than 10:00 a.m. (Toronto time) on the second to last business day preceding the day of the Meeting or any adjournment thereof.

A registered Shareholder of the Corporation who has given a proxy may revoke the proxy at any time prior to its use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a corporation or other similar entity, by an authorized officer or attorney thereof (i) at the registered office of the Corporation, located at 130 King Street West, Suite 1955, Toronto, Ontario, M5X 1E3, at any time prior to 10:00 a.m. (Toronto Time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, (ii) with Computershare Investor Services Inc. Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:00 a.m. (Toronto Time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, or (iii) with the chair of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephonic or electronic means, a revocation that complies with clauses (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such registered Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions contained on the form of proxy. In the absence of instructions, such Common Shares will be voted in favour of each of the matters referred to in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Corporation knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Corporation should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy thereon.

Signing of Proxy

The form of proxy must be signed by the Shareholder or the duly appointed attorney thereof authorized in writing or, if the Shareholder is a corporation or other similar entity, by an authorized officer of such entity. A form of proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing and the form of proxy should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Corporation. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Non-Registered Shareholders

Only registered Shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. The Common Shares of a non-registered shareholder (a “Non-Registered Shareholder”) who beneficially owns Common Shares will generally be registered in the name of either:

(a)	an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	a clearing agency (such as The Canadian Depository for Securities Limited in Canada or The Depository Trust Company in the United States) or its nominee of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer published by the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy and the applicable financial statements (collectively, the “Meeting Materials”) directly to Non-Registered Shareholders. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either receive:

(a)	Voting Instruction Form: a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page preprinted form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a barcode and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	Form of Proxy: a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the voting instruction form or the form of proxy is to be delivered.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Common Shares of such Non-Registered Shareholder are held and following the instructions of the Intermediary respecting the revocation of proxies.

Quorum

The quorum for the transaction of business at any meeting of Shareholders is two persons present and holding or representing at least 10% of the outstanding Common Shares. In the event that a quorum is not present within such reasonable time after the time fixed for the holding of the Meeting as the persons present and entitled to vote at the Meeting may determine, such persons may adjourn the Meeting to a fixed time and place.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Corporation is authorized to issue an unlimited number of Common Shares of which 25,067,982 Common Shares were outstanding as of the close of business on May 6, 2025.

The holders of the Common Shares are entitled to one vote for each Common Share held on all ballots taken at all meetings of Shareholders, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Record Date

The directors of the Corporation have fixed May 6, 2025 (the “Record Date”) as the record date for the determination of the Shareholders entitled to receive notice of the Meeting. Holders of record of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting and at all adjournments thereof.

Ownership of Securities of the Corporation

As at the Record Date, and to the knowledge of the directors and officers of the Corporation, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attaching to any class of voting securities of the Corporation, except for the following:

Shareholder Name	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)		Percentage of Class on a Non-diluted Basis(2)
Matevž Mazij	4,622,000	(3)	18.44%

Notes:

(1)	The information about Common Shares over which control or direction is exercised, not being within the knowledge of the Corporation is based on publicly available information on the System for Electronic Disclosure by Insiders (SEDI) as of the Record Date.
(2)	Based on 25,067,982 Common Shares issued and outstanding as of the Record Date.
(3)	Comprised of 4,622,000 Common Shares held by K.A.V.O. Holdings Limited, a company beneficially owned or controlled by Mr. Mazij.

CURRENCY

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

BUSINESS OF THE MEETING

Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2024 together with the report of the auditor thereon have been mailed to the Shareholders who requested to receive them. The financial statements are also available on the Corporation’s SEDAR+ profile at www.sedarplus.ca. The financial statements of the Corporation for the year ended December 31, 2024 and the report of the auditor thereon will be placed before the Shareholders at the Meeting.

Election of Directors

At the Meeting, it is proposed that the directors whose names are set forth below be elected to the Board. Each director elected will hold office until the close of the first annual meeting of the Shareholders following their election, unless their office is earlier vacated in accordance with the by-laws of the Corporation. In accordance with the articles of incorporation of the Corporation (the “Articles”), by-laws of the Corporation, and the policies of the Toronto Stock Exchange (the “TSX”), the board of directors of the Corporation (the “Board”), must be comprised of a minimum of three directors and a maximum of 15 directors.

The Corporation previously adopted a majority voting policy (the “Majority Voting Policy”) for its Board nominees in compliance with the TSX rules. The Majority Voting Policy provides that a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by Shareholders will be expected to offer to tender their resignation to the Chair of the Board promptly following the meeting of Shareholders at which the director was elected. The Governance and Nomination Committee will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines, in consultation with the Governance and Nomination Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the meeting of Shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Governance and Nomination Committee at which the resignation is considered.

Following adoption of the Majority Voting Policy, amendments to the Canada Business Corporations Act (the “CBCA”) came into effect introducing statutory voting requirements for uncontested director elections. Under the CBCA: (i) shareholders will be asked to vote “for” or “against” each nominated director; (ii) only nominees receiving a majority of the votes cast in their favour will be elected, subject to limited and defined circumstances; and (iii) if a nominated director does not receive a majority of the votes cast in his or her favour by the shareholders, such nominated director, if he or she is an incumbent director, may continue in office until the earlier of the 90th day after the election or the day on which his or her successor is appointed or elected. In accordance with the CBCA, the Board may reappoint an incumbent director even if he or she does not receive majority support in the following limited and defined circumstances: (i) to satisfy Canadian residency requirements; or (ii) to satisfy the requirement that at least two directors are not also officers or employees of the company or its affiliates. The Corporation intends to adhere to the procedures outlined in its Majority Voting Policy as an overlay to these CBCA majority voting rules in the event any nominated director does not receive a majority of the votes cast for his or her election, except to the extent inconsistent with the provisions of the CBCA.

The Corporation’s by-laws also include certain advance notice provisions with respect to the election of directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to facilitate orderly and efficient annual meetings or, where the need arises, special meetings; ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all director nominees; and allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Corporation with notice, in the prescribed form, within the prescribed time periods. The Advance Notice Provisions provide requirements for proper written form of notice, which notice shall include information relating to: (i) the person whom a shareholder proposes to nominate for election as a director (the “proposed nominee”), which such information includes, among others, the number of securities beneficially owned, or controlled or directed, directly or indirectly, by the proposed nominee and the relationship between the Nominating Shareholder and the person nominated as a director; and (ii) the shareholder who is providing the notice and each beneficial owner, if any, on whose behalf the nomination is made (the “Nominating Shareholder”), which such information includes, among others, the number of securities beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder and its joint actors, if any; any interests in, or rights or obligations associated with any agreement which alters the person’s economic interest in a security of the Corporation or economic exposure to the Corporation; representation as to whether such person intends to deliver a proxy circular and/or form of proxy, and in each case, any other information that may be required by applicable laws. The prescribed time periods under the Advance Notice Provisions include: (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose, which includes electing directors, not later than the close of business on the 15th day following the Notice Date; and (ii) if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, not less than 40 days prior to the date of the meeting (and, in any event, not prior to Notice Date); provided that in the event that the meeting is to be held on a date that is less than 50 days after Notice Date, (a) in the case of an annual meeting of shareholders, notice by the Nominating Shareholder shall be made not later than the close of business on the 10th day following the Notice Date, and (ii) in the case of a special meeting of shareholders, notice by the Nominating Shareholder shall be made not later than the close of business on the 15th day following the Notice Date.

The following table sets forth certain information regarding the Corporation’s Board nominees, their position with the Corporation, the dates upon which the nominees became directors of the Corporation and the number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as at the Record Date.

Name and Residence	Office	Date Became Director	Number of Common Shares Beneficially Owned or Over which Control is Exercised
Matevž Mazij Zagreb, Croatia	Director Governance and Nomination Committee member	January 20, 2021	4,622,000	(1)
Holly Gagnon Massachusetts, United States	Chair of the Board Audit Committee Chair Compensation Committee member	May 11, 2021	13,888
Mark Clayton Nevada, United States	Director Governance and Nomination Committee Chair Compliance Committee Chair Audit Committee member Compensation Committee member	July 25, 2022	42,500
Kent Young Nevada, United States	Director Compensation Committee Chair Compliance Committee member	June 22, 2023	925,221
Don Robertson Ontario, Canada	Director Governance and Nomination Committee member Audit Committee member Compensation Committee member	June 22, 2023	46,800
Ron Baryoseph(2),(6) Ontario, Canada	Director Governance and Nomination Committee member Compliance Committee member	June 22, 2023	Nil

Notes:

(1)	Comprised of 4,622,000 Common Shares held by K.A.V.O. Holdings Limited, a company beneficially owned or controlled by Mr. Mazij.

The directors of the Corporation have four standing committees being the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”), the governance and nomination committee (the “Governance and Nomination Committee”), and the compliance committee (the “Compliance Committee”). Upon completion of the Meeting, the newly elected directors will convene to select directors to serve on each of the committees of the Board. See “Corporate Governance”.

Background of Directors

Matevž Mazij – Chief Executive Officer

Mr. Mazij founded Bragg Oryx Holdings Inc. (“Oryx”) in Slovenia in 2010, building the company into a leading full turnkey iGaming technology provider which was acquired by the Corporation. Mr. Mazij continued to serve as CEO of Oryx throughout the post-acquisition integration period until 2021, when he moved on to join the Board. He was appointed Chair of the Board in June 2023, and Chief Executive Officer of the Corporation in August 2023. Mr. Mazij stepped down as Chair of the Board on April 30, 2025.

Holly Gagnon – Chair of the Board

Ms. Gagnon is a casino industry veteran with 33 years of gaming experience at the executive level. She is currently the president of HGC Hospitality Gaming Consulting. From 2017 to 2020, Ms. Gagnon served as Chief Executive Officer of Seneca Gaming Corporation, which manages the gaming operations of the Seneca Nation of Indians. Prior to this, she served as Chief Executive Officer for Chumash Enterprises for the Santa Ynez Band of Chumash Indians from 2015 to 2017. Before joining Chumash Enterprises, Ms. Gagnon served as the President and Chief Executive Officer of Pearl River Resort from 2012 to 2015 and, prior to this, in a number of key financial and operational roles with Caesars Entertainment Corporation, MGM Resorts International and Harrah’s Entertainment Inc. In addition, she is a founding board member of Global Gaming Women where she currently serves on the advisory committee and is a Trustee for the Conference Board and the Committee for Economic Development where she co-chaired the Women in Leadership Committee. She is a Distinguished Fellow for the International Gaming Institute at the University of Nevada, Las Vegas. She lectures at the University of Massachusetts Isenberg School of Management on leadership and hospitality/gaming. Ms. Gagnon holds a B.S. in Accounting from Bentley University in Massachusetts and an MBA from Chaminade University of Honolulu and is a Certified Public Accountant.

Mark Clayton – Director

Mr. Clayton is an internationally recognized gaming attorney whose experience includes serving as a Member of the Nevada Gaming Control Board, as Chief of the Nevada Gaming Control Board’s Corporate Securities Division, as General Counsel and Company Secretary for several United States listed gaming companies, and as a gaming and corporate attorney for a number of gaming companies. From 2014 to 2022, he served as Chair of Greenberg Traurig L.P.’s global gaming practice where he oversaw the firm’s international gaming practice for clients including Genting Berhad, Caesars Entertainment, Las Vegas Sands, 888 Holdings, DraftKings, Flutter and Entain, as well as various investment banks and lenders to the industry. He was a member of the Nevada State Gaming Control Board from 2005-2008. Mr. Clayton currently serves as an independent member of several gaming compliance committees and during his career he also served on the compliance committees at Caesars Entertainment, The Cosmopolitan of Las Vegas, and Silicon Gaming. Mr. Clayton holds a J.D., with honors, from the Pepperdine University School of Law and a B.S. in Business Administration, Accounting and Finance from Washington University in St. Louis. He is a Member of the State Bar of Nevada and has served as Vice Chair for its Gaming Law Section.

Kent Young – Director

Mr. Young is an innovator, entrepreneur, and leader in the global gaming industry. In a career spanning more than 30 years, he has held senior executive positions with Bragg and other prominent companies, including Aristocrat Technologies in Australia and America; and Aruze Gaming America. He has served on multiple industry boards including the Gaming Standards Association. An entrepreneur, Kent successfully founded, built, and sold two gaming technology companies – True Blue Gaming and Spin Games. Kent holds a Bachelor of Commerce degree from James Cook University of North Queensland. Kent is based in Reno, Nevada, where he is deeply involved in supporting many area nonprofit organizations with their time, skills and assets.

Don Robertson – Director

Don Robertson has over 25 years of corporate finance, risk management and governance experience. He recently retired from his role as Managing Director and Head of Global Mergers & Acquisitions at Scotiabank and is currently serving as Vice Chair of the Board of Directors and Chair of the Audit Committee for Orillia Power Generation Corporation. Prior to joining Scotiabank, Mr. Robertson served as Chief Executive Officer, Canada and Head of Corporate Finance, Americas at Standard Chartered Bank. Mr. Robertson has also held senior investment banking roles at Credit Suisse and RBC Capital Markets. He holds an Honors Bachelor of Commerce from Laurentian University, an MBA from the Schulich School of Business (York University), and a Juris Doctor from Osgoode Hall Law School (York University). He was called to the Bar of Ontario in 1998.

Ron Baryoseph – Director

Ron Baryoseph has over 30 years of experience in the North American regulated land based and online gaming sectors. He is president of RBY Gaming and has provided distribution, sales and consulting services to companies including Cammegh, Playtech, Inspired Gaming, Suzo Happ, Softweave, e Connect, Tangiamo, Apt Pay Armour Cyber and Rafflebox technologies. He previously served as Senior Vice President of Amaya Gaming during which time Amaya acquired The Stars Group and Cadillac Jack (which was subsequently sold to AGS). He has also held senior positions with Aristocrat Technologies, IGT and TCS John Huxley.

Shareholder Nominees

Pursuant to Section 93 of the Corporation’s By-Law No. 1, nominations by Shareholders for the election of directors at the Meeting (other than nominations by Shareholders pursuant to a Shareholder proposal or a requisitioned meeting), are to be received by the Corporation by 5:00 p.m. (Toronto time) on May 18, 2025.

Corporate Cease Trade Orders

None of the nominees for election as a director of the Corporation is, or was within the 10 years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to cease trade order or an order that denied such company access to any exemption under securities legislation that was, in each case, in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred while that person was acting in such capacity.

Personal Bankruptcies

None of the nominees for election as a director of the Corporation is, or was within the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the nominees for election as a director of the Corporation has within the 10 years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Penalties or Sanctions

None of the nominees for election as a director of the Corporation has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of the nominees whose names are set forth above, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of directors of the Corporation.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee at their discretion.

Re-Appointment of Auditor

At the Meeting, it is proposed that MNP LLP of Toronto, Ontario (“MNP”) be re-appointed as the Corporation’s auditor. Management recommends the re-appointment of MNP, as auditor of the Corporation to hold office until the close of the next annual meeting of the Shareholders of the Corporation, or until their successor is otherwise appointed. MNP was first appointed auditor of the Corporation on November 1, 2012.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the reappointment of MNP as the auditor of the Corporation until the close of the next annual meeting of the Shareholders of the Corporation or until its successor is appointed and the authorization of the directors of the Corporation to fix the remuneration of MNP, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the appointment of the auditor of the Corporation.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the shares represented thereby in accordance with their best judgment on such matter.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of directors and as otherwise set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

EXECUTIVE COMPENSATION

The purpose of this compensation discussion and analysis is to provide information about the Corporation’s philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to each of the CEO, the CFO, and the next most highly compensated executive officers of the Corporation for the year ended December 31, 2024 (collectively, the “Named Executive Officers” or “NEOs”). For the year ending December 31, 2024, the Named Executive Officers of the Corporation were Matevž Mazij, Robert Bressler, Peter Lavrič and Tommaso Di Chio. Ronen Kannor is also considered a NEO for the year ended December 31, 2024 for purposes of applicable securities laws because he served as CFO of the Corporation for a portion of the financial year until June 4, 2024.

The responsibility for determining the principles for compensation of NEOs (other than the CEO) and other key employees of the Corporation rests with the CEO. Subject to final approval of the Board, the Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation recommendations.

The Compensation Committee considers implications of the risks associated with the Corporation’s compensation policies and practices as part of its responsibilities to review and recommend the compensation policies and practices of the Corporation.

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short-, medium-, and long-term, thereby enabling the Corporation to retain executives important to the Corporations success. While the Corporation has no specific formal objectives, formula, or criteria for determining total compensation, the Corporation’s executive compensation framework is based on the objectives of motivating its executive officers to achieve its business and financial objectives; align the interests of its executive officers with those of its Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of its business; and provide incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship. In setting Compensation within this framework the Compensation Committee and CEO with input from the Compensation Consultant (as defined below), as applicable, may consider the following factors, among others: an individual’s performance, tenure and experience, the performance of the Corporation overall, any retention concerns and the individual’s historical compensation, including in comparison to peers in comparable positions using non-specific peer company benchmark data as provided by the Compensation Consultant, ensuring consideration of prevailing market practices to ensure competitiveness and alignment with industry standards. The Compensation Committee and CEO, as applicable, does not weigh any of these factors more heavily than others and does not use any formula to assess these factors, but rather considers each factor in its judgment and at its discretion provided that for the year ended December 31, 2024 the Corporation implemented certain compensation programs designed specifically to encourage leadership continuity through the Strategic Review (as defined herein).

The Board and the Compensation Committee believe that the Corporation’s compensation policies and practices are appropriate for its industry and stage of business and that such policies and practices do not have associated with them any risks that are reasonably likely to have a material adverse effect on the Corporation or which would encourage a NEO to take any inappropriate or excessive risks. The Compensation Committee will continue to review the Corporation’s compensation policies, including its compensation related risk profile, as necessary, to ensure its compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation or encourage a NEO to take any inappropriate or excessive risks, and may consider adopting a formal policy in this regard in the future, if necessary.

The Corporation’s executive compensation program has three components: (i) base salary; (ii) short-term incentives in the form of bonus compensation; and (iii) long-term compensation to align the executives with the interests of Shareholders. In special circumstances the Corporation may offer additional compensation and benefits to executives. These components may be summarized as follows:

Base Salary

The base salaries of the NEOs and other key employees are based on competitive salaries for positions of similar responsibilities from the industry knowledge of the Board and management, along with past performance, expertise, and scarcity of the executive or employee’s skills. The Corporation does not designate a specific peer group with respect to compensation, but the level of base salary for each NEO is determined by the Corporation.

Bonus Compensation

NEOs and key employees are eligible for annual awards in the form of cash bonuses. Annual bonuses are meant to reward both individual accomplishments and contributions to corporate performance. Bonuses encourage and reward individual accomplishments and contributions over the financial year toward achievement of corporate goals and objectives.

Long-Term Incentive

The Corporation’s omnibus equity incentive plan (the “Incentive Plan”) was adopted by the Board to attract, retain, motivate and compensate persons who are integral to the growth and success of the Corporation as it aligns management’s interests with those of Shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. When granting Awards (as defined herein), the Compensation Committee and the Board considers an individual’s performance; level of responsibility and contribution as well as the aggregate number of Awards that would be held by such individual after the Award under consideration is made.

Performance Graph

The following chart shows the Shareholder return on the Common Shares for the period from December 31, 2019 to December 31, 2024, together with the cumulative return for the S&P/TSX Composite Index for the same period, based on the closing price on the last trading day of each fiscal year. The chart assumes an initial investment of $100.

The compensation of the Corporation’s NEOs during this period was not directly tied to the price of the Common Shares in relation to any index.

Compensation Governance

The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Corporation’s goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Corporation with other reporting issuers of similar size in the same industry. The Compensation Committee is currently comprised of Mr. Young (Chair), Ms. Gagnon, Mr. Clayton and Mr. Robertson. A majority of the members of the Compensation Committee are independent members of the Board.

The terms of any proposed compensation for the directors of the Corporation who are not also officers of the Corporation (including any share-based Awards to be granted) will be determined by the Compensation Committee.

The Corporation relies on its Compensation Committee to determine the compensation of the Corporation’s executive officers. The Compensation Committee is responsible for determining all forms of compensation, including long-term incentives in the form of share-based compensation, to be granted to NEOs and directors, and for reviewing the recommendations respecting compensation of other officers of the Corporation from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers: (i) recruiting and retaining executives critical to the Corporation’s success and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Corporation’s operations in general. As part of its review, the Compensation Committee may engage an independent compensation consultant to evaluate the Corporation’s executive compensation program against market practice.

Compensation Consultant

In February 2024, the Corporation engaged Aon Solutions UK Limited (the “Compensation Consultant”), an independent consulting firm, to provide services to the Corporation in connection with compensation matters for fiscal 2024, including, among other things, the following:

(i)	assistance in reviewing the competitiveness of the Corporation's current compensation program for executive officers, including design of long term incentive documentation; and

(ii)	benchmarking its compensation policies and plans.

Compensation-Related Fees

The Corporation paid approximately £74,482.50 in fees for services rendered by the Compensation Consultant in fiscal 2024, related to the determination of executive compensation and design of the long term incentive documentation. The Corporation paid approximately £25,000 in fees for services rendered by the Compensation Consultant in fiscal 2024, related to benchmarks for employee pay, benefits, and total compensation data.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation paid to the Corporation’s NEOs for the three most recently completed financial years.

					Non-equity incentive plan compensation ($)
Name and Position	Year	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards(2)	Annual Incentive Plan	Long- Term Incentive Plan (C$)	All Other Compensation ($)		Total Compensation ($)
Matevž Mazij	2024	nil	3,043	nil	863,854	nil	343,437		1,210,334
Chief Executive Officer	2023	1	nil	nil	445,633	nil	240,766	(3)	686,400
	2022	nil	nil	nil	nil	nil	130,512	(3)	130,512
Robert Bressler(4) Chief Financial Officer	2024	209,000	nil	nil	61,455	nil	44,798		315,252
Ronen Kannor(5) Former Chief Financial Officer	2024 2023 2022	197,587 379,213 360,969	330,437 nil 828,440	nil nil nil	244,611 217,762 360,696	nil nil nil	397,040 37,203 35,308		1,169,675 634,178 1,585,140
Peter Lavrič Chief Technology Officer	2024 2023 2022	616,816 407,767 357,463	196,816 nil 654,400	nil nil nil	308,046 263,395 358,461	nil nil nil	25,999 83,529 10,142		1,147,679 754,691 1,380,467
Tommaso Di Chio Chief Legal and Compliance Officer	2024	146,239	nil	nil	44,441	nil	30,294		220,974

Notes:

(1)	Share-based awards are valued by using the closing share price of the Common Shares on the TSX on the date of grant.
(2)	Option-based determined the grant date fair values using the Black-Scholes option valuation model and weighted average assumptions and is consistent with IFRS 2, “Share-Based Payment”. Option-pricing models require the use of highly subjective estimates and assumptions, including the expected share price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards. The Corporation employed the Black-Scholes option valuation model to calculate the grant date fair value as it is a widely used and relatively objective methodology. The Black-Scholes option valuation model takes into account an option’s exercise price, its expected life, a risk-free interest rate and the expected volatility. For the fiscal year ended December 31, 2024, the grant date fair values were determined based on a Black-Scholes option value of $4.61-7.93 per share (assuming an average exercise price of $6.47, a 5-year term, a risk free rate of 4.1-4.3%, volatility of 64.1-64.3%, and an expected annual dividend yield of $0 per share). For the fiscal year ended December 31, 2023, the grant date fair values were determined based on a Black-Scholes option value of $7.55-7.56 per share (assuming an average exercise price of $ $7.54, a 5-year term, a risk free rate of 2.90-4.40%, volatility of 64.30-64.52%, and an expected annual dividend yield of $0 per share). For the fiscal year ended December 31, 2022, the grant date fair values were determined based on a Black-Scholes option value of $5.60-8.18 (assuming an average exercise price of $7.70, a 5-year term, a risk free rate of 2.20-3.70%, volatility of 64.10-64.70%, and an expected annual dividend yield of $0 per share).
(3)	Mr. Mazij’s “all other compensation” relates to his compensation as a director of the Corporation.
(4)	Mr. Bressler was appointed as interim Chief Financial Officer of the Corporation on July 1, 2024 and Chief Financial Officer on November 14, 2024.
(5)	Mr. Kannor served as Chief Financial Officer of the Corporation until June 4, 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out, for each NEO, information concerning all option-based and share-based awards outstanding as of December 31, 2024.

	Option-based Awards				Share-Based Awards
Name	Number of securities underlying unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the money ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Matevž Mazij	25,000	12.00	08 Nov 2031	nil	283,476	32,467	nil
Robert Bressler(3)	nil	nil	n/a	nil	163,265	18,699	nil
Ronen Kannor(4)	nil	nil	n/a	nil	nil	nil	nil
Peter Lavrič	20,000 280,000 100,000	nil nil 15.00	On termination On termination 01 July 2031	103,400 1,447,600 nil	182,806	20,937	nil
Tommaso Di Chio	nil	nil	n/a	nil	131,694	15,083	nil

Notes:

(1)	Value of unexercised in-the-money options-based award has been determined by taking the difference between the closing price of the Common Shares on the TSX on December 31, 2024 of $5.17 and the exercise price of the applicable option.
(2)	Market or payout value per share-based award has been determined as the closing price of the Common Shares on the TSX on December 31, 2024 of $5.17.
(3)	Mr. Bressler was appointed as interim Chief Financial Officer of the Corporation on July 1, 2024 and Chief Financial Officer on November 14, 2024.
(4)	Mr. Kannor served as Chief Financial Officer of the Corporation until June 4, 2024.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table provides the aggregate dollar value of outstanding option-based awards, share based awards and non-equity incentive plan compensation for NEOs as at December 31, 2024, which would have been realized had options that vested in the fiscal year ended December 31, 2024 been exercised on the vesting dates thereof.

Name	Option-based Awards – Value vested during the year ($)	Share-based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Matevž Mazij	nil	nil	863,854
Robert Bressler(1)	nil	nil	61,455
Ronen Kannor(2)	nil	nil	244,611
Peter Lavrič	3,760	nil	308,046
Tommaso Di Chio	nil	nil	44,441

Notes:

(1)	Mr. Bressler was appointed as interim Chief Financial Officer of the Corporation on July 1, 2024 and Chief Financial Officer on November 14, 2024.
(2)	Mr. Kannor served as Chief Financial Officer of the Corporation until June 30, 2024.

Employment, Consulting and Management Agreements with Named Executive Officers

Consulting Agreements of Mr. Mazij

Effective April 25, 2025, the Corporation entered into a consulting agreement with Matevž Mazij and Vela consulting d.o.o. (the “Mazij Consulting Agreement”), effective unless terminated by the Corporation or Mr. Mazij. Under the terms of the Mazij Consulting Agreement, Mr. Mazij is entitled to receive an annual payment of €485,000 for his services. Mr. Mazij may receive an additional performance based fee with a target of up to 150% of the annual fee, subject to the discretion of the Compensation Committee and the approval of the Board.

If the Corporation terminates Mr. Mazij’s employment without cause, it is obligated to pay Mr. Mazij an amount equal to 12 months of fees, calculated with reference to the annual payment of €485,000 and the performance based fee. Any Awards held by Mr. Mazij will be treated in accordance with the Incentive Plan. If the foregoing termination would have occurred on December 31, 2024, were the Mazij Consulting Agreement in place, Mr. Mazij would have been entitled to a payment equal to an estimated €485,000 plus an amount equal to the average of the performance fee paid in the prior two years.

In the event of a Change of Control (as defined in the Mazij Consulting Agreement), Mr. Mazij will be entitled to an amount equal to 12 months of fees, calculated with reference to the annual payment of €485,000 and the performance based fee. Any Awards held by Mr. Mazij will be treated in accordance with the terms and conditions of the Incentive Plan that apply in the event of the Change of Control. If the foregoing termination would have occurred on December 31, 2024, were the Mazij Consulting Agreement in place, Mr. Mazij would have been entitled to a payment equal to an estimated €485,000 plus an amount equal to the average of the performance fee paid in the prior two years.

Mr. Mazij holds 25,000 Options (as defined herein) and 283,476 SARs (as defined herein) with an estimated combined “in-the-money” value of $32,467 as of December 31, 2024.

Mr. Mazij is subject to (i) a non-competition covenant for a period of 24 months following Mr. Mazij’s last day of employment and (ii) non-solicitation covenants during Mr. Mazij’s employment and for a period of 12 months following his last day of employment.

Employment Agreements of Mr. Bressler

On May 27, 2024, the Corporation entered into an employment agreement with Robert Bressler (the “CFO Agreement”) to act as CFO effective July 1, 2024 for an indefinite term, unless terminated by (a) the Corporation without notice, where Mr. Bressler will be provided the minimum entitlement under applicable employment standards legislation; (b) the Corporation with notice, where Mr. Bressler will be provided the greater of (i) the minimum entitlement under applicable employment standards legislation and (ii) 6 months’ base salary and benefits in lieu, plus a severance payment equivalent to 6 months’ base salary and benefits, along with a pro-rata payment in lieu of bonus, any applicable Incentive Plan awards, accrued entitlements, and any other minimum entitlements under applicable employment standards legislation; and (c) by Mr. Bressler, with not less than 6 months’ notice. Under the terms of the CFO Agreement, Mr. Bressler is entitled to receive an annual base salary of $400,000 for his services, pro-rated for any partial year of employment. Mr. Bressler may receive an additional discretionary bonus of up to 50% of his base salary, subject to the approval of the Board.

If Mr. Bresser were terminated without just cause on December 31, 2024, he would have been entitled to a payment equal to an estimated $33,333. Any Awards held by Mr. Bressler will be treated in accordance with the Incentive Plan.

In the event that Mr. Bressler, within 12 months of a Change of Control (as defined in the Incentive Plan), is terminated with notice or resigns with Good Reason (as defined in the CFO Agreement), he will be entitled to a payment equal to 12 months of base salary, benefits (calculated at $1,500 per month), a pro-rata payment in lieu of bonus, any applicable Incentive Plan awards, accrued entitlements, and any other minimum entitlements under applicable employment standards legislation. Any Awards held by Mr. Bressler will be treated in accordance with the terms and conditions of the Incentive Plan that apply in the event of the Change of Control. If the foregoing termination would have occurred on December 31, 2024, Mr. Bressler would have been entitled to a payment equal to an estimated $518,000.

Mr. Bressler holds 163,265 SARs with an estimated combined “in-the-money” value of $18,699 as of December 31, 2024.

Mr. Bressler is subject to non-competition and non-solicitation covenants, in each case, during Mr. Bressler’s employment and for a period of 12 months following the date of the termination of his employment, for any reason.

On October 31, 2024, the Corporation entered into a retention bonus agreement with Robert Bressler (the “CFO Retention Bonus Agreement”). As consideration for continuing services during the Strategic Review, the Corporation agreed to pay Mr. Bressler $133,320, less applicable statutory deductions required by law, on the earlier of (i) 12 months after the date of the CFO Retention Bonus Agreement and (ii) the completion of a Change of Control (as defined in the Incentive Plan).

Employment Agreement of Mr. Kannor

On September 1, 2022, the Corporation entered into an employment agreement with Ronen Kannor as amended on April 1, 2024 (the “Former CFO Agreement”) to act as CFO for an indefinite term, unless terminated by either party with not less than 60 days’ prior written notice (the “CFO Notice Period”). Mr. Kannor left the company effective June 4, 2024. Under the terms of the Former CFO Agreement, Mr. Kannor was entitled to receive £225,000 per annum for his services. Additionally, Mr. Kannor was entitled to receive up to 100% of his base salary as a bonus payment, subject to achieving certain agreed upon objectives. Such bonus was permitted to be satisfied by the granting of share-based awards.

Upon Mr. Kannor’s departure from the Corporation, the Corporation paid Mr. Kannor £103,420.25.

Employment Agreements of Mr. Lavrič

On June 7, 2021, with effect as of July 1, 2022, the Corporation entered into an employment agreement with Peter Lavrič (the “CTO Agreement”, as amended) to act as CTO for an indefinite term, unless terminated by the Corporation in accordance with Slovenia’s Employment Relationships Act, or by Mr. Lavrič with not less than 6 months’ notice. Any Awards held by Mr. Lavrič will be treated in accordance with the Incentive Plan. If the foregoing termination would have occurred on December 31, 2024, Mr. Lavrič would have been entitled to a payment equal to an estimated €175,000.

On March 1, 2024, the CTO Agreement was amended such that Mr. Lavrič is entitled to receive €300,000 per annum for his services. In accordance with Slovenia’s Employment Relationships Act, he also receives an additional 8% seniority allowance on his gross salary per annum for his services. Additionally, Mr. Lavrič is entitled to a bonus payment amounting up to 100% of his base salary for each year of service.

Mr. Lavrič holds 100,000 Options, 280,000 RSUs (as defined herein), 20,000 DSUs (as defined herein) and 182,806 SARs with an estimated combined “in-the-money” value of $1,571,937 as of December 31, 2024.

Mr. Lavrič is subject to non-competition and non-solicitation covenants, in each case, for a period of 12 months following the date of the termination of his employment, for any reason. If the Corporation enforces the non-competition covenant, Mr. Lavrič is entitled to receive 50% of the average of his last 3 months’ annual salary for each month that the Corporation enforces the non-competition covenant, if Mr. Lavrič can establish that this prevented him from obtaining comparable earnings. If (i) the Corporation enforced the non-competition covenant for the full 12 months and (ii) Mr. Lavrič established that this prevented him from obtaining comparable earnings, Mr. Lavrič would have been entitled to a payment equal to an estimated €150,000. If Mr. Lavrič violates the non-competition covenant, he would have been obligated to pay the Corporation an amount equal to an estimated €300,000.

On October 31, 2024, the Corporation entered into a retention bonus agreement with Peter Lavrič (the “CTO Retention Bonus Agreement”). As consideration for continuing services during the Strategic Review, the Corporation agreed to pay Mr. Lavrič €90,990, less applicable statutory deductions required by law, on the earlier of (i) 12 months after the date of the CTO Retention Bonus Agreement and (ii) the completion of a Change of Control (as defined in the Incentive Plan).

Employment Agreements of Tommaso Di Chio

On April 19, 2024, the Corporation entered into an employment agreement with Tommaso Di Chio (the “CLCO Agreement”) to serve as Chief Legal and Compliance Officer as of July 29, 2024 for an indefinite term, unless terminated by (a) the Corporation on 6 months’ written notice, where Mr. Di Chio will receive payment in lieu of a pro-rated discretionary bonus and any Incentive Plan awards; (b) the Corporation without notice, where Mr. Di Chio will receive payment in lieu of notice; and (c) Mr. Di Chio on 6 months’ written notice, where Mr. Di Chio will receive equity or Incentive Plan awards in accordance with their terms. Under the terms of the CLCO Agreement, Mr. Di Chio is entitled to receive an annual base salary of £180,000 for his services. Mr. Di Chio may receive an additional discretionary bonus of up to 50% of his base salary, subject to the approval of the Board.

If Mr. Di Chio was terminated without notice effective on December 31, 2024, Mr. Di Chio would have been entitled to a payment equal to an estimated £135,500.

Any Awards held by Mr. Di Chio will be treated in accordance with the applicable terms and conditions of the Incentive Plans.

Mr. Di Chio holds 131,694 SARs with an estimated combined “in-the-money” value of $15,083 as of December 31, 2024.

Mr. Di Chio is subject to a non-competition covenant for a period of 6 months following the date of termination of his employment, for any reason and a non-solicitation covenant for a period of 12 months following the date of the termination of his employment, for any reason.

On October 31, 2024, the Corporation entered into a retention bonus agreement with Tommaso Di Chio (the “CLCO Retention Bonus Agreement”). As consideration for continuing services during the Strategic Review, the Corporation agreed to pay Mr. Di Chio £59,994, less applicable statutory deductions required by law, on the earlier of (i) 12 months after the date of the CLCO Retention Bonus Agreement and (ii) the completion of a Change of Control (as defined in the Incentive Plan).

Director Compensation

The Compensation Committee and the Board approved a director compensation package (for non-executive directors of the Corporation) for fiscal 2024 and fiscal 2025.The chart below sets out the cash compensation paid to directors in fiscal 2024 and the compensation set for fiscal 2025:

Fee Description	2024 Amount
Annual Board Chair Retainer	$	N/A
Annual Board Member Retainer		$116,769
Committee Chair Retainer		$20,606
Committee Member Retainer		$6,869
Special Committee Chair Retainer(1)		$19,363
Special Committee Member Retainer(1)		$34,344
Meeting Fee		$687	(2)

Notes:

(1)	See “Corporate Governance – Special Committee”.
(2)	Directors will receive an additional meeting fee for each additional (i) Board meeting in excess of the scheduled twelve annual Board meetings and (ii) committee meeting in excess of the scheduled six annual Committee meetings.

The following table sets forth all amounts of compensation paid or earned by non-executive directors of the Corporation in year ended December 31, 2024.

Name(1)	Fees earned ($)	Share- based awards(2) ($)	Option- based awards ($)	Non-equity incentive plan compensation(2) ($)	Pension value ($)	All other compensation ($)	Total ($)
Holly Gagnon	256,890	Nil	Nil	Nil	Nil	Nil	256,890
Mark Clayton	212,279	Nil	Nil	Nil	Nil	Nil	212,279
Kent Young	167,251	Nil	Nil	Nil	Nil	Nil	167,251
Don Robertson	210,301	Nil	Nil	Nil	Nil	Nil	210,301
Ron Baryoseph	187,503	Nil	Nil	Nil	Nil	Nil	187,503

(1)	Compensation disclosure for Mr. Mazij provided under the heading “Executive Compensation – Summary Compensation Table”.
(2)	Share-based awards are valued by using the closing share price of the Common Shares on the TSX on the date of grant.

Outstanding Option-Based and Share-Based Awards

The following table sets forth all option-based and share-based awards outstanding as of December 31, 2024 for all non-executive directors of the Corporation.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Holly Gagnon	25,000	15.00	May 10, 2031	Nil	Nil	Nil	Nil
Mark Clayton	25,000	8.08	August 14, 2032	Nil	Nil	Nil	Nil
Kent Young	25,000	7.38	August 14, 2033	Nil	Nil	Nil	Nil
Don Robertson	25,000	7.38	August 14, 2033	Nil	Nil	Nil	Nil
Ron Baryoseph	25,000	7.38	August 14, 2033	Nil	Nil	Nil	Nil

Notes:

(1)	Value of unexercised in-the-money options-based award has been determined by taking the difference between the closing price of the Common Shares on the TSX on December 31, 2024 of $5.17 and the exercise price of the applicable option.
(2)	Market or payout value per share-based award has been determined as the closing price of the Common Shares on the TSX on December 31, 2024 of $5.17.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table provides the aggregate dollar value of outstanding option-based awards, share based awards and non-equity incentive plan compensation for non-executive directors as at December 31, 2024, which would have been realized had options that vested in the fiscal year ended December 31, 2024 been exercised on the vesting dates thereof.

Name	Option-based Awards – Value vested during the year ($)	Share-based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Holly Gagnon	Nil	Nil	Nil
Mark Clayton	Nil	Nil	Nil
Kent Young	Nil	Nil	Nil
Don Robertson	Nil	Nil	Nil
Ron Baryoseph	Nil	Nil	Nil

Equity Incentive Plans

Incentive Plan

The following is a summary of certain key provisions of the Incentive Plan. The full text of the Incentive Plan is attached as Schedule “A” to the Corporation’s management information circular dated as of March 26, 2021, which is filed on the Corporation’s SEDAR+ profile at www.sedarplus.ca. This summary is subject to, and qualified by, the specific provisions of the Incentive Plan. Capitalized terms used in the summary below and defined in the Incentive Plan have the meanings given to them in the Incentive Plan.

Purpose

The Board adopted the Incentive Plan to improve the equity incentives available to the Corporation and attract and retain qualified persons to serve on the Board and to service the Corporation. Receiving a portion of their compensation for serving as a director or officer of the Corporation in the form of securities of the Corporation also encourages ownership of the Common Shares by such persons. In addition to streamlining the administration of equity incentives, the purpose of the Incentive Plan is to advance the interests of the Corporation and its affiliates by: (a) attracting, rewarding and retaining highly competent persons as directors, officers, employees and consultants of the Corporation; (b) providing additional incentives to such persons by aligning their interests with those of the Shareholders; and (c) promoting the success of the Corporation’s business.

As at December 31, 2024, the number of Common Shares issuable under the Incentive Plan shall not exceed 3,965,000 less the number of Common Shares issuable on exercise of any Award outstanding under the Corporation’s previous share compensation arrangements, which represented approximately 15.82% of the Corporation’s issued and outstanding Common Shares as at the end of the fiscal year.

Administration of the Incentive Plan

The Incentive Plan will be administered by the Board, which may delegate its authority to the Compensation Committee or any other duly authorized committee of the Board and may revoke or amend such delegation. The Incentive Plan shall remain in effect until terminated by the Board.

Eligible Participants

The Incentive Plan authorizes the Board (or a committee of the Board if so authorized by the Board) to grant Awards to “Eligible Participants”. Eligible Participants are directors, officers, employees, and consultants of or to the Corporation, or a subsidiary, providing ongoing services to the Corporation and/or its subsidiaries. The aggregate number of Common Shares issued to insiders within any 12-month period, or issuable to insiders at any time, under the Incentive Plan and any other security based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares during such period of time.

Description of Awards

The Incentive Plan provides for the grant of stock options (“Options”), deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), stock appreciation rights (“SARs”) and other share-based awards (each an “Award” and collectively, the “Awards”). All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Incentive Plan (an “Award Agreement”). The date of grant, the number of Common Shares, the vesting period and any other terms and conditions of Awards granted pursuant to the Incentive Plan are to be determined by the Board, subject to the express provisions of the Incentive Plan and the applicable Award Agreement.

Options

An Option is a right to purchase a Common Share for a fixed exercise price. Options shall be for a fixed term and exercisable from time to time as determined in the discretion of the Board, provided that no Option shall have a term exceeding 10 years. If an Option expires during a blackout period, its term will be extended to the date which is 10 business days following the end of such period. Under no circumstances will the Corporation issue Options at less than fair market value. Fair market value is defined as the greater of: (a) the volume weighted average trading price of the Common Shares on the TSX for the five most recent trading days immediately preceding the grant date; and (b) the closing price of the Common Shares on the TSX on the trading day immediately prior to the grant date. If the Eligible Participant is terminated for reasons other than Cause, death or disability, they may exercise the vested portion of their Option, but only within the period of time ending on the earlier of (i) 90 days following the Termination Date or (ii) the Expiration Date. If the Eligible Participant is terminated for Cause, the Option is immediately terminated and ceases to be exercisable. If the Eligible Participant’s employment or service is terminated as a result of disability, they may exercise the vested portion of their Option, but only within the period of time ending on the earlier of (i) 12 months following the Termination Date or (ii) the Expiration Date. If the Eligible Participant’s employment or service is terminated as a result of death, their estate, or such person who acquired the right to exercise the Option, may exercise the vested portion of the Option, but only within the period of time ending on the earlier of (i) 12 months following the Termination Date or (ii) the Expiration Date.

Deferred Share Units

A DSU is an Award denominated in units that provides the holder thereof with a right to receive Common Shares (or cash in lieu) upon settlement of the Award, subject to any such restrictions that the Board or its delegate may impose. Each Award Agreement will provide the extent to which the Eligible Participant will have the right to retain DSUs if they cease to be an Eligible Participant. Such provisions will be determined in the sole discretion of the Board or its delegate, and need not be uniform among all DSUs issued pursuant to the Incentive Plan.

Restricted Share Units

A RSU is a right to receive a Common Share (or cash in lieu) issued from treasury or, at the option of the Corporation, purchased in the market. The RSU does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by the Board or its delegate, and which may be forfeited if conditions to vesting are not met. If the holder of RSUs ceases to be an Eligible Participant for any reason, other than death, disability or retirement, any RSUs held by the participant that have vested before the termination date will be paid to the participant, provided that all unvested RSUs held at the termination date shall be immediately cancelled and forfeited on the termination date. Unless otherwise approved by the Board, unvested RSUs previously credited to the participant’s account will vest immediately upon the holder’s death and will continue to vest in the event that the recipient retires or is disabled, subject to certain adjustments. RSUs that have vested at the termination date will be paid to the participant, or the participant’s estate, as applicable.

Performance Share Units

PSUs are awarded based on the attainment of certain target levels of, or a specified increase or decrease (as applicable) in one or more performance goals, which may include performance relative to the Corporation’s peers or affiliates. Performance goals may also be based upon the individual recipient as determined by the Board, in its sole discretion.

Unless otherwise determined by the Board or its delegate, unvested PSUs previously credited to the participant’s account will be immediately cancelled and forfeited to the Corporation on the termination date in the event that the holder is terminated for any reason other than death, disability or retirement. Unvested PSUs previously credited to the participant’s account will vest immediately in the event that the holder dies and will continue to vest if the holder retires or is disabled, subject to certain adjustments. PSUs that have vested at the termination date will be paid to the participant, or the participant’s estate, as applicable.

Stock Appreciation Right

A SAR is stock appreciate right representing the right to receive, subject to restrictions and conditions at the time of grant, a cash payment or Common Shares in lieu of cash having an aggregate value equal to the product of (i) the excess of (A) the Market Value (as such term is defined in the Incentive Plan) on the exercise date of one Common Share divided by (B) the base price per Common Share specified in the applicable Award Agreement, multiplied by (ii) the number of Common Shares specified by the SAR, or the portion thereof, that is exercised. The base price per Common Share specified in the applicable Award Agreement shall not be less than the market value on the date of grant.

Other Share-Based Awards

The Board or its delegate is authorized, subject to limitations under applicable law, to grant to Eligible Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares or factors that may influence the value of the Common Shares.

Change in Control

In the event of a Change of Control, unless otherwise provided in an Award Agreement, all unvested Awards will, as applicable, be substituted or replaced with awards of the surviving corporation (or any Affiliate thereof) or the potential successor (or any Affiliate thereof) on the same terms and conditions as the original Awards, subject to adjustments that do not materially diminish their original value.

In the event of a potential Change of Control, the vesting terms of Awards shall be subject to the Eligible Participant's Award Agreement. Notwithstanding the foregoing, despite anything else to the contrary in the Incentive Plan,  in  the event  of  a  potential  Change  of  Control, the Compensation Committee will have the power, in its sole discretion, to modify the terms of the Incentive Plan and/or the Awards to assist the Eligible Participants in tendering to a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a  take-over  bid  or  other  transaction  leading  to  a  Change  of  Control,  the  Compensation Committee has the power, in its sole discretion, to accelerate the vesting of Awards and to permit Eligible Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

Assignability

Except as may be permitted by the Board, as specifically provided in an Award Agreement or as otherwise specifically provided by law, no Award or other benefit payable under the Incentive Plan shall be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

Amendment

The Incentive Plan contains a formal amendment procedure. The Board may amend certain terms of the Incentive Plan without requiring the approval of the Shareholders, unless specifically required by the TSX. Amendments not requiring Shareholder approval include, without limitation:

•	making any amendments to the general vesting provisions of any Award, including accelerating the expiry date of an Award;

•	making any amendments to the general term of any Award, provided that no Award held by an insider may be extended beyond its original expiry date;

•	making any amendments to add covenants or obligations of the Corporation for the protection of participants;

•	amending provisions relating to the administration of the Incentive Plan;

•	making “housekeeping” amendments, such as those necessary to cure errors or ambiguities contained in the Incentive Plan;

•	effecting amendments necessary to comply with the provisions of applicable laws; or

•	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Shareholder approval is, however, required to make the following amendments:

•	increasing the number of Common Shares issuable under the Incentive Plan;

•	An increase to the limit on the number of Common Shares issued or issuable under the Incentive Plan to insiders of the Corporation;

•	extending the term of any Award beyond the expiry of the original term of the Award (other than as otherwise permitted hereunder in relation to a blackout period or otherwise);

•	reducing the exercise price of an Option awarded to an insider or cancelling and replacing Options awarded to an insider with Options with a lower exercise price;

•	amending the class of Eligible Participants which would have the potential of broadening or increasing participation in the Incentive Plan by insiders;

•	amending the formal amendment procedures of the Incentive Plan; and

•	making any amendments to the Incentive Plan required to be approved by the Shareholders under applicable law.

Legacy Option Plan

On September 9, 2013, the Shareholders approved and adopted the Corporation’s previous stock option plan (“Legacy Option Plan”) for directors, officers, employees and consultants, pursuant to which 20% of the then issued and outstanding Common Shares as of the date of approval were available for purchase upon the exercise of Options awarded by the Corporation, including Options previously awarded and outstanding under the former stock option plans. The Legacy Option Plan was terminated by the Board on October 29, 2020, and the Corporation no longer issues Options under the Legacy Option Plan, but such termination will not alter the terms or conditions of any Options awarded prior to the date of such termination. Any Options outstanding when the Legacy Option Plan was terminated will remain in effect until they are exercised or expire or are otherwise terminated in accordance with the provisions of the Legacy Option Plan. If Options expire or otherwise terminate for any reason without having been exercised, the number of Common Shares in respect of the expired or terminated Options will again be available for the purposes of the Incentive Plan.

As at May 6, 2025, the number of Common Shares issuable under the Legacy Option Plan was 934,326.

For a full description of the terms of the Legacy Option Plan, please see the section entitled “Information Concerning the Company – Description of Capital Structure – BKD Option Plan” in the Corporation’s management information circular dated as of September 24, 2018, which is filed on the Corporation’s SEDAR+ profile at www.sedarplus.ca.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, for the year ended December 31, 2024, information concerning securities authorized for issue under equity compensation plans of the Corporation:

Plan Category	Number of Common Shares to be Issued upon Exercise or Settlement of Outstanding Securities	Weighted – Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under all Equity Compensation Plans(1)
Equity Compensation Plans Approved by Securityholders
Options	1,602,346	8.81	862,460
DSUs	26,666	-	71,866
RSUs	280,000	-	0
PSUs	0	-	0
SARs	0	-	0

Equity Compensation Plans Not Approved by Securityholders	-	-	-
Total	1,909,012	8.81	934,326

Overhang, Dilution and Burn Rates

	2022				2023				2024
	Options	DSUs	PSUs/ RSUs	SARs	Options	DSUs	PSUs/ RSUs	SARS	Options	DSUs	PSUs/ RSUs	SARs
Overhang(1)	14.39%	N/A	N/A	N/A	10.44%	N/A	N/A	N/A	8.04%	1.51%	N/A	N/A
Dilution(2)	9.62%	4.10%	0.55%	N/A	7.42%	2.52%	0.50%	N/A	6.40%	1.22%	N/A	N/A
Burn Rate(3)	2.34%	2.31%	N/A	N/A	0.35%	0.98%	N/A	N/A	0.56%	0.80%	N/A	N/A

(1)	The total number of Common Shares reserved for issuance under the Corporation’s security-based compensation arrangements as at December 31st of each year, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year on a diluted basis.
(2)	The total number of Awards outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year on a diluted basis.
(3)	The number of Awards granted annually, expressed as a percentage of the weighted average number of Common Shares outstanding for each financial year.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of the date hereof, there is not, nor at any time since the beginning of the most recently completed financial year of the Corporation has there been, any indebtedness of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, or of any associate of such persons, to or guaranteed or supported by the Corporation or its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Corporation’s corporate governance disclosure obligations are set out in the Canadian Securities Administrators’ NI 52-110 – Audit Committees (“NI 52-110”), NI 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and NP 58-201 – Effective Corporate Governance (“NP 58-201”). These instruments and policies set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed issuer of its approach to corporate governance with reference to the Guidelines.

The Corporation recognizes that good corporate governance plays an important role in the Corporation’s success and in enhancing Shareholder value and, accordingly, the Corporation has adopted certain corporate governance policies and practices. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such policies and practices as it deems appropriate. Set out below is a description of the Corporation’s current approach to corporate governance.

Board of Directors

NP 58-201 suggests that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors, within the meaning set out under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Of the nominated directors, Matevž Mazij and Kent Young are not considered to be “independent”. Messrs. Mazij and Young were employees of the Corporation within the last three years. The remaining directors standing for election or re-election at the Meeting, being Holly Gagnon, Mark Clayton, Don Robertson, and Ron Baryoseph are considered to be independent directors. Generally independence of a director means that the individual is not an employee or member of management of the company or any subsidiary, receives no compensation from the company or a subsidiary, except compensation for serving as a director on the board of directors, and generally the individual has no conflicts of interest or other ties to management, the company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of management. These same considerations extend to immediate family members of the individual.

Directors on the Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate certain transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest.

The Common Shares are dual-listed in Canada and the U.S. The Nasdaq Stock Market LLC (“Nasdaq”) and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. Under U.S. securities laws, the Corporation is a “foreign private issuer” as defined under Rule 3b-4 under U.S. Exchange Act of 1934, as amended (the “Exchange Act”). Nasdaq Rule 5615(a)(3) permits foreign private issuers to follow home country requirements instead of certain corporate governance standards of Nasdaq, including director independence, but this does not apply to the independence requirement of the Audit Committee.

Board Meetings

Other than the 8 meetings of the Special Committee, the independent directors of the Board did not hold any formal meetings during the most recently completed financial year provided that they held in camera sessions at each meeting of the full Board. Though there were no formal meetings of the independent directors held, the Board believes that it functions independently of management because the independent directors communicated with each other on an informal basis throughout the year. Additionally, the independent directors are encouraged by the non-independent members of the Board to communicate and obtain advice from such advisors and legal counsel as they may deem necessary in order to reach a conclusion with respect to issues brought before the Board. In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with their fiduciary obligations as a director of the Corporation, disclose the nature and extent of their interest to the meeting and abstain from voting on or against the approval of such participation.

The attendance for the current or nominated directors of the Corporation for meetings held from January 1, 2024 to December 31, 2024 is:

Name	Meetings attended / held
Matevž Mazij	20/20
Holly Gagnon	20/20
Mark Clayton	20/20
Kent Young	20/20
Don Robertson	20/20
Ron Baryoseph	20/20

Other Directorships

No other current or nominated directors are presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction.

Board Mandate

The Board has adopted and operates under a written mandate set out at Schedule “A” hereto, pursuant to which it provides governance and stewardship to the Corporation and its business. The Board mandate also describes the Board’s responsibility for, among other things, (i) participating in the development of and adopting a strategic plan for the Corporation; (ii) supervising the activities and managing the affairs of the Corporation; (iii) defining the roles and responsibilities of management and delegating management authority to the Chief Executive Officer; (iv) reviewing and approving the business and investment objectives to be met by management; (v) assessing the performance of and overseeing management; (vi) identifying and managing risk exposure; (vii) ensuring the integrity and adequacy of the Corporation’s internal controls and management information systems; (viii) succession planning; (ix) establishing committees of the Board, where required or prudent, and defining their mandate; (x) ensuring effective and adequate communication with Shareholders, other stakeholders and the public; and (xi) monitoring the social responsibility, integrity and ethics of the Corporation.

Position Descriptions

The Board has adopted a written position description for the Chair of the Board, which sets out the Chair’s key responsibilities, including providing leadership, leading the activities and meetings of the Board, chairing Board and Shareholder meetings, supporting orientation of new and continued education of directors and representing the Corporation to Shareholders and external stakeholders.

The Board has also adopted a written position description for the Lead Director. As long as the Chair of the Board is not an independent director, there will be a Lead Director. The Lead Director’s key responsibilities are to provide leadership to ensure the Board works in an independent, cohesive fashion and to chair meetings of independent directors without management present.

The Board has also adopted a position description for the Chief Executive Officer which sets out the key responsibilities of the Chief Executive Officer in leading the business and affairs and supervising the day-to-day management of the Corporation. The Board has determined that the Chief Executive Officer is responsible for (i) the development of and delivery against the long-term strategy and vision for the Corporation that leads to the enhancement of Shareholder value as well as (ii) supervising the day-to-day management of the Corporation.

Disclosure Policy

The Board has adopted a disclosure policy (the “Disclosure Policy”) to manage the timely, accurate and appropriate dissemination of all material information regarding the Corporation. The Disclosure Policy establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure and to ensure wide dissemination in accordance with applicable legal and regulatory requirements. The Board, directly and through its committees, reviews and approves the contents of major disclosure documents, including annual and interim condensed consolidated financial statements, prospectuses, the annual information form, management’s discussion and analysis and the management information circular. The Audit Committee is responsible for reviewing disclosure relating to the Corporation’s financial reporting.

Insider Trading Policy

The Board has adopted an insider trading policy (the “Insider Trading Policy”). All of the Corporation’s officers, including the NEOs, directors, and employees are subject to the Insider Trading Policy, which prohibits trading in the Corporation’s securities while in possession of material undisclosed information about the Corporation. Under the Insider Trading Policy, such individuals are prohibited from entering into certain types of hedging transactions involving the securities of the Corporation without the approval of the Board, such as short sales, “puts” and “calls”. In addition to the imposition of black-out periods, in order to avoid any trade in securities of the Corporation that may contravene or be perceived to contravene applicable securities laws outside of such black-out periods, the directors, officers and certain employees of the Corporation are required to provide notice of and obtain written pre-clearance for any proposed trade of securities of the Corporation before effecting the trade.

Diversity

The Corporation is committed to fostering an open and inclusive workplace culture. The Corporation believes that diversity is important to ensure that members of the Board and senior management provide the necessary range of perspectives, experience and expertise required to achieve the Corporation’s objectives and deliver for its stakeholders. To demonstrate the Corporation’s commitment to diversity, the Board has adopted a written diversity policy. The Corporation defines diversity as any dimension that can be used to differentiate groups and people from one another and includes gender identity and sexual orientation, age, persons with disabilities, race, nationality, culture, language and other ethnic distinctions, education, regional and industry experience, and expertise.

The Corporation also (i) implemented policies which address impediments to gender diversity in the workplace and reviews their availability and utilization, (ii) proactively identifies high-potential women for leadership training programs and encourages them to apply for more senior roles, (iii) develops flexible scheduling programs and other family friendly policies for mid-career women to assist with recruitment and retention, (iv) regularly reviews the proportion of persons at all levels of the Corporation who are women, (v) monitors the effectiveness of, and continues to expand on, existing initiatives designed to identify, support and develop talented women with senior management potential, and (vi) continues to identify new ways to entrench diversity as a cultural priority across the Corporation.

On an annual basis, the Governance and Nomination Committee assesses the effectiveness of the Board and executive management team appointment process at achieving the Corporation’s diversity objectives and consider and, if determined advisable, recommend to the Board for adoption, measurable objectives for achieving diversity amongst directors and executive management roles.

While the Corporation currently does not intend to establish targets for the representation of women on the Board or in executive officer positions, the selection process for Board appointees, nominees for election by the Corporation and in executive management roles involves ensuring that appropriate efforts are made to include women in the list of candidates being considered for Board and executive management positions. The Corporation believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders.

The Board currently has one female director, representing 17% of the six directors comprising the Board. No director currently serving on the Board has self-identified as an Indigenous person, person with a disability or member of a visible minority.

Director Term Limits/Mandatory Retirement

The Board has not adopted director term limits or other automatic mechanisms of Board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Governance and Nomination Committee seeks to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for the Corporation’s overall stewardship. The Governance and Nomination Committee also conducts an annual process for the assessment of the Board, each Board committee and each director regarding their or its effectiveness and performance, and reports evaluation results to the Board. See also “Corporate Governance – Committees of the Board”.

Orientation and Continuing Education

The Governance and Nomination Committee has put in place an orientation program for new directors, pursuant to which each new director meets with the Chair of the Board and members of the executive management team of the Corporation. Each new director is provided with comprehensive orientation and education as to the nature and operation of the Corporation and its business, the role of the Board and its committees, and the contribution that an individual director is expected to make. The Governance and Nomination Committee is responsible for coordinating the continuing education program for directors in order to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of the Corporation and its business remains current.

Assessments

The Governance and Nomination Committee oversees the periodic evaluation of the Board and committees of the Board. The Governance and Nomination Committee also monitors director performance throughout the year (noting particularly any directors who have had a change in their primary job responsibilities or who have assumed additional directorships since their last assessment).

Ethical Business Conduct and Compliance

The Board has adopted a Code of Conduct (the “Code”) applicable to each director, officer, employee and representative of the Corporation and its subsidiaries. The Code provides a set of ethical standards for conducting the business and affairs of the Corporation with honesty, integrity and in accordance with high ethical and legal standards. The Code is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca

As part of the Code, a member of the Board who has a material interest in a matter before the Board or any committee of the Board on which he or she serves is required to disclose such interest as soon as the member of the Board becomes aware of it. In situations where a member of the Board has a material interest in a matter to be considered by the Board or a committee of the Board, such member of the Board shall disclose such interest to the Board and may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place.

The Governance and Nomination Committee is responsible for reviewing and evaluating the Code from time to time and making recommendations for any necessary or appropriate changes to the Board. The Governance and Nomination Committee assists the Board with the monitoring of compliance with the Code, and the Board is responsible for considering any waivers of the Code. Each person to which the Code applies is required to certify his or her acknowledgement and acceptance of it upon, and periodically during, his or her employment or engagement.

Committees of the Board

The Board has established four committees: the Audit Committee, which is required by Canadian securities laws for all reporting issuers, the Governance and Nomination Committee, the Compensation Committee and the Compliance Committee. The Board delegates to the applicable committee those duties and responsibilities set out in each committee’s charter.

The Board has adopted a written position description for the Chair of each of the Audit Committee, Governance and Nomination Committee, Compensation Committee and Compliance Committee which set out each of the committee Chair’s key responsibilities, including, among others, duties relating to preparing committee meeting agendas, chairing committee meetings and providing leadership to foster the effectiveness of each committee in carrying out the duties and responsibilities described in each committee’s charter.

Audit Committee

As of the date hereof, the Audit Committee is comprised of Holly Gagnon (Chair), Mark Clayton and Don Robertson, each of whom is considered both “financially literate” and “independent” within the meaning of NI 52-110 and are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2). The Audit Committee also meets the composition requirements set forth by Nasdaq Rule 5605(c)(2). The Board has determined that Holly Gagnon qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Nasdaq Rule 5605(c)(2)(A). For the education and experience relevant to the performance by each such person of the responsibilities as a member of the Audit Committee, see “Business of the Meeting – Election of Directors”. In 2024 the Audit Committee held 5 meetings. Holly Gagnon and Don Robertson attended all Audit Committee meetings and Mark Clayton attended 4 of 5 Audit Committee meetings.

The Audit Committee operates under the Audit Committee Charter, pursuant to which the committee assists the Board in fulfilling its oversight responsibilities with respect to: (i) financial reporting and disclosure; (ii) ensuring that an effective risk management and financial control framework has been designed, implemented and tested by management of the Corporation; (iii) external audit processes; (iv) helping directors meet their responsibilities; (v) providing better communication between directors and external auditors; and (vi) ensuring the independence of the external auditors by facilitating in-depth discussions among directors, management and the external auditors regarding significant issues involving judgment and impacting quality controls and reporting.

In accordance with NI 52-110, Shareholders may obtain further information concerning the Corporation’s Audit Committee in the Corporation’s most recent annual information form, which is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Governance and Nomination Committee

The Governance and Nomination Committee consists of Mark Clayton (Chair), Matevž Mazij, Don Robertson and Ron Baryoseph, a majority of whom are considered independent. In 2024 the Governance and Nomination Committee held 2 meetings. Mark Clayton, Matevž Mazij, Don Robertson and Ron Baryoseph attended all meetings of the Governance and Nomination Committee. For the education and experience relevant to the performance by each such person of the responsibilities as a member of the Governance and Nomination Committee, see “Business of the Meeting – Election of Directors”.

Governance and Nomination Committee Charter

The Board has adopted a written charter for the Governance and Nomination Committee setting out its responsibilities for: (i) determining, recommending and reviewing the Corporation’s executive compensation; (ii) reviewing employee compensation and benefit programs; (iii) developing and recommending to the Board a set of corporate governance guidelines applicable to the Corporation and to periodically review the guidelines; (iv) overseeing the Board’s annual evaluation of its performance and the performance of the other Board committees; (v) advising the Board regarding membership and operations of the Board; and (vi) overseeing the Corporation’s director nominating process.

Compensation Committee

The Compensation Committee consists of Kent Young (Chair), Holly Gagnon, Mark Clayton and Don Robertson, a majority of whom are considered independent. The Board has adopted a written charter for the Compensation Committee setting out its responsibilities, including: (i) advising the Board on its compensation practices; (ii) reviewing the Corporation’s goals and objectives applicable to the compensation of the Corporation’s Chief Executive Officer; (iii) reviewing the Chief Executive Officer’s recommendations regarding executive and senior management compensation and advising the Board; (iv) reviewing Board compensation; (v) advising the board on incentive compensation plans and equity-based plans and overseeing their administration; and (vi) reviewing the potential risks associated with the Corporation’s compensation policies and practices and considering mitigating practices.

Compliance Committee

The Compliance Committee consists of Mark Clayton (Chair), Kent Young and Ron Baryoseph, a majority of whom are considered independent. In 2024 the Compliance Committee held 2 meetings. Mark Clayton, Kent Young and Ron Baryoseph attended all meetings of the Compliance Committee. For the education and experience relevant to the performance by each such person of the responsibilities as a member of the Compliance Committee, see “Business of the Meeting – Election of Directors”.

Compliance Committee Charter

The Board has adopted a written charter for the Compliance Committee setting out its responsibilities for: (i) determining, recommending and reviewing the Corporation’s actions, policies and procedures for complying with laws and regulations; (ii) monitoring the Corporation’s efforts to implement compliance programs; (iii) reviewing significant non-financial risk areas identified by management and the steps taken by management to monitor, control and report such compliance risk areas; (iv) periodically discussing with management the adequacy and effectiveness of compliance programs and recommending changes to the Board as needed; (v) reviewing the Corporation's procedures for the receipt, retention and treatment of complaints received by the Corporation regarding non-financial compliance matters and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable non-financial compliance matters; (vi) overseeing noncompliance investigations; (vii) reporting to the Board annually on the Compliance Committee’s activities, findings and recommendations; (viii) reviewing the Compensation Committee’s charter and recommending any proposed changes; and (ix) performing any other duties or responsibilities expressly delegated to the Compliance Committee by the Board.

Special Committee

The Board announced a strategic alternatives process in March 2024 with the formation of a special committee (the “Special Committee”), comprised solely of independent members of the Board. In 2024 the Special Committee held 8 meetings. Don Robertson (Chair), Holly Gagnon and Ron Baryoseph attended all Special Committee meetings and Mark Clayton attended 7 of 8 Special Committee meetings. The Special Committee, together with its advisors, evaluated a wide range of strategic alternatives for maximizing Shareholder value including a potential sale or merger of the Corporation (the “Strategic Review”). The Corporation solicited interest from a significant number of potential counterparties and received multiple non-binding proposals. After careful consideration, the Board, on recommendation from the Special Committee, unanimously determined in November 2024 that none of the proposals received reflect the Corporation’s intrinsic value or current and projected financial performance, and therefore elected to conclude its review and disband the Special Committee. For the education and experience relevant to the performance by each such person of the responsibilities as a member of the Special Committee, see “Business of the Meeting – Election of Directors”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as that term is defined in NI 51-102) or any nominee for election as a director, or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year of the Corporation that has materially affected or is reasonably expected to materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca. Financial information is provided in the audited consolidated financial statements and the management’s discussion and analysis of the Corporation for the year ended December 31, 2024. Shareholders may also obtain these documents, without charge, upon request to the Corporation at its offices located at 130 King Street West, Suite 1955, Toronto, Ontario, M5X 1E3.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Toronto, Ontario as of this 12th day of May, 2025.

By Order of the Board of Directors

(signed) “Holly Gagnon”
Holly Gagnon Chair of the Board of Directors

SCHEDULE “A”
BOARD CHARTER

BRAGG GAMING GROUP INC.

BOARD CHARTER

Effective as of May 9, 2025

BRAGG GAMING GROUP INC.
BOARD CHARTER

1.	PURPOSE AND GOAL OF THE BOARD

The board of directors (the “Board”) of Bragg Gaming Group Inc. (the “Company”) directly, and through its committees, oversees the management of, and provides stewardship over, the Company’s affairs. The Board’s primary goal is to act in the best interests of the Company while considering the interests of the Company’s various stakeholders, including shareholders, employees, customers, suppliers and the community. The Board is obligated to act honestly and in good faith with a view to the best interests of the Company. The Board is also committed to the principles of good corporate governance and practices set out in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Board, directly and through its Board committees (each a “Committee”, and collectively, the “Committees”) and the chair of the Board (the “Chair”) and the lead director of the Board (the “Lead Director”) (if applicable), shall provide direction to senior management reporting directly to the Chief Executive Officer (“CEO”) and all other officers appointed by the Board (collectively, “Senior Management”), generally through the CEO, to pursue the best interests of the Company.

2.	RESPONSIBILITIES AND AUTHORITY

The organization of the Board and its authority are subject to any restrictions, limitations or requirements set out in the Company’s constating documents, including its articles and by-laws, as well as any restrictions and limitations or requirements set out under applicable laws, including the Canada Business Corporations Act (the “Act”), Canadian securities laws as well as the standards, policies and guidelines of the Toronto Stock Exchange or any exchange upon which securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

The Board retains authority over the administration of its own affairs, including:

(a)	selecting the Chair;

(b)	forming Committees;

(c)	delegating powers to each Committee, subject to the Applicable Requirements; and

(d)	developing position descriptions for the Chair and the chair of each Committee (each, a “Committee Chair”).

The Board will develop and maintain the Company’s corporate governance approach, including developing a set of corporate governance principles specific to the Company (the “Governance Principles”) to guide the Board, its Committees, the Company’s officers, management and employees in completing their duties, responsibilities and obligations in relation to the Company. The Governance Principles will comply with the Act and include the best practices contained in NP 58-201 and any other practices approved by the Board.

The Board shall have the specific functions and responsibilities outlined in this Board Charter, including approving the Company’s significant operating policies and procedures, including reviewing and approving material changes to existing policies. The Board is also responsible for monitoring Company compliance, including Board compliance with these policies. In addition to these responsibilities, the Board shall perform the functions and responsibilities required of a Board by the Applicable Requirements or as the Board otherwise deems necessary or appropriate.

3.	ORGANIZATION

The Company’s shareholders elect directors annually to the Company’s Board. Elections are conducted in accordance with the Act and the Company’s constating documents, including its articles and by-laws. Subject to compliance with the Applicable Requirements, the Company’s constating documents and any agreements or other arrangements concerning the size of the Board, the number of directors comprising the Board is determined from time to time by the Company’s shareholders or by the Board itself. At least 25% of the directors of the Board must be resident Canadians.

A majority of the directors on the Board must be “independent” in accordance with the Applicable Requirements. Under the Applicable Requirements, in order to be considered “independent”, directors shall have no direct or indirect material relationship with the Company. The Board shall establish and maintain procedures and policies to ascertain director independence and address conflict of interest issues.

At each annual meeting of the Company’s shareholders, the Board must permit shareholders to vote on the election of all members of the Board. Each member of the Board shall serve until the member resigns, ceases to be qualified for service as a member of the Board or is removed in compliance with the Applicable Requirements.

In accordance with Section 2(a), subject to compliance with any agreements or other arrangements concerning such matter, the directors of the Board shall designate a Chair by majority vote of the full Board directorship, following consideration of the recommendation of the Nomination and Governance Committee. The Chair shall be an independent director of the Board, unless the Board determines that it is in the best interests of the Company to not require the Chair to be independent, in which case the independent directors shall select from among their number, following consideration of the recommendation of the Nomination and Governance Committee, a further director who will act as Lead Director.

4.	COMMITTEES

In accordance with Section 2(c) and Section 2(d), the Board will establish and delegate some of its responsibilities and powers, permitted under Applicable Requirements, to its Committees. At a minimum, the Board will establish an Audit Committee, a Compensation Committee, and a Nomination and Governance Committee. Subject to the Applicable Requirements, the Board may form other Committees at its discretion or merge or dissolve any Committee at any time.

(a)	Every Committee must be comprised of a majority of independent directors, with the exception of the Audit Committee, which must be comprised entirely of independent directors. The members of the Committee shall be appointed by the Board promptly following completion of each meeting of shareholders at which members of the Board are elected.

(b)	Every Committee must create and maintain a charter (the “Committee Charter”) outlining its responsibilities, including those responsibilities set out in NP 58-201, to be approved by the Board. The Board shall periodically review the recommendations of the Nomination and Governance Committee concerning changes to the Committee Charter for each Committee and if advisable, approve, with or without modifications, the adoption of any such changes.

(c)	Every Committee Charter must be disclosed in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices, as may be amended from time to time (“NI 58-101”), and made publicly available on the Company’s website.

The Board shall annually evaluate the performance, and review the work, of its Committees. The Board shall annually, or as otherwise required or deemed advisable, review the recommendations of the Nomination and Governance Committee concerning the individual directors to serve on (or to depart from) the Committees and, after considering (i) the qualifications for membership on each Committee, (ii) the extent to which there should be a policy of periodic rotation of directors among the Committees, (iii) the results of the committee and director effectiveness evaluation process, (iv) any agreements or other arrangements concerning the size, qualifications or composition of the Board, and (v) the number of boards and other Committees on which the directors serve, approve the appointment of such directors to (or departure from) the Committees as the Board deems advisable.

The Board shall appoint a Committee Chair for each Committee from the respective Committee members. If a Committee Chair is not appointed by the Board, the members of the respective Committee shall designate a Committee Chair by majority vote of the full Committee membership, provided that if the designation of the Chair is not made, then the director who was then serving as Committee Chair shall continue as Committee Chair until their successor is appointed. Notwithstanding any of the foregoing, each Committee Chair must be a member of that respective Committee.

5.	FINANCIAL-RELATED MATTERS

(a)	Approval of Annual Financial Reports

The Board shall review the annual audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and financial performance (“MD&A”), as well as the Audit Committee’s recommendations in respect of the approval thereof. After completing its review, if advisable, the Board shall approve the annual financial statements and the related MD&A.

(b)	Approval of Interim Financial Reports

The Board shall review the interim financial statements of the Company, the auditors’ review report thereon, if any, and the related MD&A, as well as the Audit Committee’s recommendations in respect of the approval thereof. After completing its review, if advisable, the Board shall approve the interim financial statements and the related MD&A.

(c)	Nomination and Compensation

The Board shall review the recommendations of the Audit Committee concerning the nomination and compensation of the external auditors and, if advisable, approve such nomination and compensation.

(d)	Policies for Pre-Approval of Non-Audit Services

The Board shall review the recommendations of the Audit Committee concerning the policies and procedures for the retainer of the Company’s external auditors to perform any non-audit service for the Company or its subsidiary entities and, if advisable, approve, with or without modifications, such policies and procedures.

6.	HUMAN RESOURCE MANAGEMENT MATTERS

(a)	Chief Executive Officer

The Board shall review the recommendations of the Compensation Committee concerning the organizational goals and objectives relevant to Chief Executive Officer compensation and, if advisable, approve, with or without modifications, such goals and objectives.

The Board shall review the recommendations of the Compensation Committee concerning (i) the appointment and other terms of employment (including any severance arrangements or plans and any benefits to be provided in connection with a change in control) for the Chief Executive Officer, including the adoption, amendment and termination of such agreements, arrangements or plans and, if advisable, approve, with or without modifications, such appointment and other terms of employment and (ii) the Chief Executive Officer’s compensation level and, if advisable, approve, with or without modifications, such compensation.

(b)	Senior Management

The Board shall review the recommendations of the Compensation Committee concerning the appointment of Senior Management and, if advisable, after consideration of the objectives of the Diversity, Equity, and Inclusion Policy of the Company, approve any such appointment.

The Board shall review the recommendations of the Compensation Committee respecting the compensation and other terms of employment (including any severance arrangements or plans and any benefits to be provided in connection with a change in control) of members of Senior Management to ensure that they are competitive within the industry and the form of compensation aligns the interests of each such individual with that of the Company and, if advisable, approve, with or without modifications, such compensation and other terms of any employment agreements and any severance arrangements or plans.

(c)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair and, if applicable, the Lead Director. The Board shall also periodically review the recommendations of the Compensation Committee with respect to succession planning matters concerning Senior Management and the Chief Executive Officer, as well as general executive development programs, and, after consideration of the objectives of the Diversity, Equity, and Inclusion Policy of the Company, develop the succession plans of the Company.

(d)	Director Remuneration

The Board is responsible for reviewing the recommendations of the Compensation Committee concerning the remuneration (fees and/or retainer) to be paid to, and the benefits provided, to members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and, if advisable, approve, with or without modifications, such remuneration.

(e)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of Senior Management and that the Chief Executive Officer and other members of Senior Management strive to create a culture of integrity throughout the Company.

(f)	Equity-Based Compensation Plans

The Board shall review the recommendations of the Compensation Committee concerning the adoption or amendment of equity-based compensation plans of the Company and, if advisable, approve, with or without modifications, the adoption or amendment of such plans, subject to any approvals (including securityholder approval) required under the Applicable Requirements or such plans.

(g)	Other Responsibilities

The Board shall review the recommendations of the Compensation Committee with respect to the Company’s human capital management practices and strategies, including as a result of the Committee’s: (i) review of reports from management to monitor the Company’s culture and employee engagement; (ii) oversight of policies and programs in place to support and promote the health, safety and well-being of the Company’s employees; and (iii) consideration of other environmental, social and governance (“ESG”) practices related to the Compensation Committee’s Committee Charter.

7.	NOMINATION MATTERS

(a)	General

The Board shall periodically review reports of the Nomination and Governance Committee concerning nomination matters.

(b)	Nominee Identification

The Board shall review the recommendations of the Nomination and Governance Committee concerning the potential nominees for election or appointment to the Board and, after considering, (i) the results of the Board and director effectiveness evaluation process, (ii) the competencies, skills and other qualities that the Nomination and Governance Committee considers to be necessary for the Board as a whole to possess, the competencies, skills and other qualities that the Nomination and Governance Committee considers each existing director to possess, and the competencies, skills and other qualities each new nominee would bring to the boardroom, (iii) the amount of time and resources that nominees have available to fulfill their duties as Board members, (iv) the objectives of the Diversity, Equity, and Inclusion Policy of the Company, (v) any agreements or other arrangements concerning the size, qualifications or composition of the Board, and (vi) any applicable independence, residency or other requirements under the Applicable Requirements, approve, if advisable, with or without modifications, the individual nominees for consideration by, and presentation to, the shareholders at the Company’s next annual meeting of shareholders or appointment to the Board between such meetings.

(c)	Director Independence

The Board shall periodically review the Board’s and Committees’ abilities to act independently from management in fulfilling their responsibilities and in doing so the Board shall (i) review the application and evaluation by the Nomination and Governance Committee of the director independence standards applicable to members of the Board and (ii) review the recommendations of the Nomination and Governance Committee concerning a reduction or increase in the number of independent directors and, if advisable, approve, such reduction or increase. A majority of the members of the Board shall be independent within the meaning of the provisions NI 58-101.

(d)	Board and Committee Size

The Board shall review the recommendations of the Nomination and Governance Committee concerning a reduction or increase to the size of the Board or any Committee and if advisable, approve, such a reduction or increase.

(e)	Board Renewal

The Board shall review the recommendations of the Nomination and Governance Committee concerning mechanisms of Board renewal (e.g., a retirement age or term limits for directors), and if advisable, approve, with or without modifications, the adoption of any such mechanisms.

(f)	Diversity, Equity and Inclusion Policy

The Board has adopted a Diversity, Equity, and Inclusion Policy and shall review any recommendations of the Nomination and Governance Committee concerning the adoption of measurable objectives for achieving diversity on the Board.

(g)	Majority Voting

The Board has adopted a Majority Voting Policy and shall review the recommendations of the Nomination and Governance Committee concerning resignations of directors pursuant to the Company’s Majority Voting Policy in respect of the election of directors and if advisable, accept or reject any such resignation, in accordance with the terms of the Company’s Majority Voting Policy.

8.	CORPORATE GOVERNANCE MATTERS

(a)	General

The Board shall periodically review reports of the Nomination and Governance Committee concerning corporate governance matters.

(b)	Position Descriptions

The Board will approve position descriptions for the Chair, the Lead Director (if any), the Chief Executive Officer, and the Committee Chairs. The Board shall periodically review the recommendations of the Nomination and Governance Committee concerning changes to such position descriptions and if advisable, approve, with or without modifications, the adoption of any such changes.

(c)	Governance Policies

The Board has adopted the Company’s Disability Accommodation Policy, Anti-Discrimination Policy, Selecting a New Supplier Policy, Diversity, Equity, and Inclusion Policy, Environmental, Social & Governance (ESG) Policy, Whistleblower Policy, Disclosure Policy, Insider Trading Policy, Majority Voting Policy, and similar or other governance policies of the Company. The Board shall periodically review the recommendations of the Nomination and Governance Committee concerning changes to such policies or the adoption of such further governance policies and if advisable, approve, with or without modifications, the adoption of any such changes or new governance policies.

(d)	Shareholder Proposals

The Board shall consider the appropriate action recommended by the Nomination and Governance Committee concerning shareholder proposals submitted to the Company in connection with meetings of shareholders (including any proposal relating to the nomination of a director of the Board) and the timeliness of the submission thereof.

9.	ESG MATTERS

In addition to the specific governance matters covered by this Board Charter, the Board shall: (i) periodically review recommendations from the Nomination and Governance Committee concerning the Company’s general strategy, policies and initiatives relating to material environmental (including, but not limited to, climate policy and sustainability) and social matters (including, but not limited to, diversity); and (ii) periodically review reports of the Audit Committee concerning the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy and reliability of material sustainability disclosures.

10.	RISK MANAGEMENT

The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks.

The Board’s responsibility to oversee risk management includes reviewing reports from management and Committees on the principal risks associated with the Company’s business and operations (including, but not limited to, risks related to information security, ESG matters, and artificial intelligence), status of risk management activities, reviewing the implementation by management of appropriate systems to identify, assess, manage and mitigate these risks, reviewing reports by management relating to the operation of, and any material deficiencies in, these systems, reviewing reports on spending in relation to approved budgets and overseeing the financial reporting process of the Company.

The Board shall verify that appropriate internal, financial, non-financial and business control and management information systems have been established, and are being maintained, by management. The Board should review the effectiveness of the Company’s system of internal controls, at minimum, on an annual basis.

To ensure clear delineation of roles and responsibilities, the Board will develop management authority guidelines to distinguish between areas of Board authority, including Committee authority, and those delegated to the CEO and other management personnel. These guidelines must set out matters that must be presented to the Board for review. Matters to be presented to the Board for review include any significant acquisitions and capital expenditures, major contracts and marketing initiatives, and significant finance-related issues.

The Board will approve the Company’s annual budget and will receive reports from management in respect of the Company’s actual results and a comparison of the actual results to the Company’s annual budget.

11.	STRATEGIC PLANNING

The Board has primary responsibility for the development and adoption of the strategic direction of the Company. The Board is responsible for adopting the Company’s strategic planning process (the “Planning Process”). Using the Planning Process, the Board will participate with management in creating the Company’s strategic plan (the “Plan”). The Board must approve the Plan before its implementation. The Board shall review the Plan in light of management’s assessment of emerging trends, the competitive environment, the capital markets, the significant business practices and products, the opportunities and risks for the businesses of the Company, and industry practices. The Board will not approve the Plan if the Plan does not:

(a)	recognize, and capitalize or mitigate (as applicable) the opportunities and risks of the Company’s business; or

(b)	does not describe how the Company will implement the Plan to achieve the Company’s long-term goals.

The Board will seek regular status reports from the Company’s management in relation to the Company’s performance, as compared to the Plan. The Board reviews with management from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these developments for the strategic direction of the Company, and if advisable, approve any material amendments to, or variances from, the Plan.

The Board shall periodically review and, if advisable, approve the policies and processes generated by management relating to the authorization of major investments and significant allocations of capital and, at least annually, review and, if advisable, approve the Company’s annual business and capital plans.

12.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board must adopt a written Code of Business Conduct and Ethics (the “Code”) as part of its efforts to promote a culture of integrity and honesty throughout the Company. The Code will apply to the Board itself and the Company’s management and employees.

The Board shall periodically review the recommendations of the Nomination and Governance Committee concerning changes to the Code and if advisable, approve, with or without modifications, the adoption of any such changes.

Only the Board may grant any waivers to the Code. If the Board grants a waiver to the Code, the Board will determine if disclosure of the waiver is necessary in accordance with the Applicable Requirements. Contents of such disclosure will be in compliance with NP 58-201 and NI 58-101.

On occasion, the Board must review and analyze the conduct of Senior Management to satisfy itself that these individuals are complying with the Code and are creating a culture of integrity throughout the Company. The Board shall periodically review the reports of the Nomination and Governance Committee relating to compliance with, material departures from, and investigations and any resolutions of complaints received under, the Code. The Board shall also review the recommendations of the Nomination and Governance Committee concerning changes to the Code and if advisable, approve, with or without modifications, the adoption of any such changes.

13.	CONFLICTS OF INTEREST

With respect to potential or actual conflicts of interests, in particular, directors shall comply with the Code and the Applicable Requirements and, to the extent required by the Code or the Applicable Requirements, abstain from voting on matters in which they have an interest and recuse themselves from any discussion on the matter.

From time to time on an ad hoc basis, if and when required or otherwise viewed by the Board as being prudent in the circumstances, the Board shall form a special Committee of disinterested directors to review and evaluate any material related party or other significant conflict of interest transactions involving the Company (except for material transactions solely involving the Company and one or more wholly-owned subsidiaries of the Company).

14.	MANAGEMENT OVERSIGHT

The Board will oversee Company’s management, including:

(a)	appointing and monitoring Senior Management;

(b)	developing the CEO’s position description in accordance with Section 8(b);

(c)	developing or approving the corporate goals and objectives of the CEO and of other Senior Management; and

(d)	in conjunction with the Compensation Committee, assessing the performance of the CEO and other Senior Management, taking into consideration:

(i)	such person’s position description;

(ii)	such person’s goals and objectives;

(iii)	the Governance Principles, including the individual’s adherence to the Governance Principles;

(iv)	the efforts made by such person to promote a culture of integrity at the Company; and

(v)	the Plan.

All management incentive plans tied to the Company’s performance must first be approved by the Board.

15.	COMMUNICATIONS AND DISCLOSURE

The Board will adopt a Disclosure Policy to promote consistent disclosure practices by the Company in connection with the disclosure of material information about the Company and the Company’s communications with external parties, including shareholders, the media and members of the investment community.

Representatives from the Board will be present at all shareholders’ meetings to respond to shareholder questions relating to the Board’s activities, duties and obligations.

The Board will appoint an independent, non-executive director to be available to shareholders with concerns should shareholder communications with the Chair, the CEO, or other executive officers fail to resolve the issue or such contact is inappropriate. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair or, in the event the Board has determined that it is in the best interests of the Company to not require the Chair to be independent, the Lead Director.

The Board will ensure the Company’s progress and financial performance is reported to shareholders, other security holders and regulators through annual financial reporting materials, annual information form, quarterly interim reports and periodic press releases on a timely and regular basis in accordance with the Applicable Requirements, and that reasonable steps are taken to ensure timely reporting of events, in accordance with the Applicable Requirements, having a significant and material impact on the Company.

16.	MEETINGS

The Board shall meet as often as the Board considers appropriate to fulfill its responsibilities. Meetings of the Board will be called, scheduled and held in accordance with the Company’s constating documents, including its articles and by-laws, as well as under the Applicable Requirements.

No business may be transacted by the Board at a meeting unless a quorum of the Board is present, as provided in the by-laws of the Company. All directors are expected to attend and be prepared to participate, including reviewing all meeting materials before every Board meeting. The Chair shall chair these meetings, unless the Chair is not an independent director, in which case the Lead Director shall chair these meetings, and in the absence of both the Chair and Lead Director, the directors of the Board present may appoint a chair from their number for such meeting.

The Board will provide at least seven days’ notice of a meeting, unless all members of the Board consent to another time period or waive notice.

The Chair will seek input from the directors and Company’s management, when setting each Board meeting’s agenda.

Any written material to be provided to directors for a Board meeting must be distributed in advance of the meeting to give directors time to review and understand the information. All material provided to directors will be relevant and concise. The Board shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company’s management and employees and the books and records of the Company.

The Board may invite to a meeting the CEO, any other member of Senior Management or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable to attend, give presentations relating to their responsibilities and otherwise participate at Board meetings in order to carry out its responsibilities.

The Company’s secretary, or if there is no Company secretary, any Board member attendee nominated by the Chair of the Board, will be the secretary of the meeting. The Company’s secretary will circulate minutes of all Board meetings, which shall be recorded and maintained in sufficient detail to convey the substance of all discussions held, to the Board on a timely basis and will ensure that all minutes of meetings, or written resolutions in lieu of a meeting, are filed in the Company’s minute book.

As part of each meeting of the Board, the independent directors shall hold an in-camera session, without non-independent members, and members of management in attendance, and the agenda for each such Board meeting will afford an opportunity for such a session. The independent directors may also hold other meetings that are not attended by management and non-independent directors at such times and with such frequency as the independent directors consider necessary.

17.	DIRECTOR EDUCATION AND TRAINING

The Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board or Committees, as well as the Company’s internal controls, financial reporting and accounting practices. The Board shall periodically review the recommendations of the Nomination and Governance Committee concerning proposed changes to the Company’s initial orientation program and continuing director education programs and if advisable, approve, with or without modifications, the adoption of any such changes. In addition, directors will, from time to time, as required, receive:

(a)	training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and

(b)	continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices.

18.	ASSESSMENTS

The Board, the Committees and each director will perform an annual self-assessment on its, his or her contribution and effectiveness. The Board and any Committee will consider this Board Charter, and any director will consider his or her position description, when performing a self-assessment.

The Board will assess, on at least an annual basis, any policy, procedure, guideline or standard, including this Board Charter, created by the Board to manage or fulfill its roles, duties and responsibilities, to ensure that they remain current and relevant. The Board will ensure that each Committee shall perform the same assessment in relation to any Committee policy, procedure, guideline or standard.

19.	ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

To fulfill its roles, duties and responsibilities effectively, the Board may contact and have discussions with the Company’s external auditors and the Company’s officers and employees and request Company information and documentation from these persons.

The Board may, in its sole discretion, retain and terminate, from a source independent of management, independent outside counsel, consultants or other advisors as it deems necessary to assist it in fulfilling its duties and responsibilities under this Board Charter. The Board may set and pay the respective reasonable compensation and oversee the work of these advisors, without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

20.	ACCOUNTABILITIES OF INDIVIDUAL DIRECTORS

The accountabilities set out below are meant to serve as a framework to guide individual directors in their participation on the Board, with a view to enabling the Board to meet its duties and responsibilities.

Principal accountabilities include:

(a)	assuming a stewardship role, overseeing the management of the business and affairs of the Company;

(b)	maintaining a clear understanding of the Company, including its strategic and financial plans and objectives, emerging trends and issues, significant strategic initiatives and capital allocations and expenditures, financial position and performance, risks and management of those risks, internal systems, processes and controls, compliance with applicable laws and regulations, governance, audit and accounting principles and practices;

(c)	preparing for and actively participating in each Board and Committee meeting by reviewing materials that have been provided in a timely manner and requesting, where appropriate, information that will allow the director to properly participate in the Board’s deliberations, make informed business judgments, and exercise oversight;

(d)	absent a compelling reason, attending every meeting of the Board and each Committee of which such director is a member, and actively participating in deliberations and decisions. When attendance is not possible a director should become familiar with the matters to be covered at the meeting;

(e)	voting on all decisions of the Board or any Committees of which such director is a member, except when a conflict of interest may exist;

(f)	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Company and disclosing details of such conflicting interests should they arise;

(g)	ensuring there is sufficient time to carry out their duties and not assuming responsibilities that would materially interfere with, or be incompatible with, Board directorship. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Committee Chair of the Nomination and Governance Committee;

(h)	ensuring serving on the boards of other public issuers does not materially interfere and is compatible with the director’s ability to fulfill their duties as a director of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public issuer; and

(i)	acting in the highest ethical manner and with integrity in all professional dealings.

21.	NO RIGHTS CREATED

This Board Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. While this Board Charter should comply with all the Applicable Requirements and the Company’s constating documents, including articles and by-laws, this Board Charter does not create any legally binding obligations on the Board, any Committee, any director, or the Company.

22.	CHARTER REVIEW

The Board shall periodically review the recommendations of the Nomination and Governance Committee concerning changes to this Board Charter and if advisable, approve, with or without modifications, the adoption of any such changes.